 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Hegi, Jr., Frederick B. (Last) (First) (Middle) 750 N. St. Paul, Suite 1200 (Street) Dallas, TX 75201 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lone Star Technologies, Inc. LSS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Unit		$4/1/02	A(1)	635.69 A	/	Common Stock / 635.69	$		D
Phantom Stock Unit		$7/1/02	A(1)	545.85 A	/	Common Stock / 545.85	$		D
Phantom Stock Unit*		$10/1/02	A(1)	801.69 A	/	Common Stock / 801.69	$		D
Phantom Stock Unit*		$1/2/03	A(1)	805.91 A	/	Common Stock / 805.91		$(2)	D
Explanation of Responses:

(1) Reporting Person was allocated these phantom stock units as a deferral of $48,500 of his director's fees in 2002. The grant of the phantom stock units is exempted from Section 16(b) of the Act by Rule 16b-3.
(2) Reporting Person was allocated 7,197.89 units in 1989; 1,461.87 units in 1998; 2,242.33 units in 1999; 937.05 units in 2000; 2,334.40 units in 2001; and 2,789.14 in 2002, resulting in total ownership of 16,962.68 units at January 2, 2003.

*The phantom stock units granted on 10/1/02 and 1/2/03 were previously reported on Form 4's.

By: /s/ Frederick B. Hegi, Jr. by Robert F. Spears, Attorney-in-Fact 1/10/03 ** Signature of Reporting Person Date SEC 2270 (7-02)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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